Exhibit 99.1

FOR IMMEDIATE RELEASE:	August 5, 2014	PR 14-10

Atna Reports Second Quarter 2014 Results

Golden, CO - Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN / OTCQB:ATNAF) today released unaudited interim financial results for the Company’s second quarter ended June 30, 2014. Unless otherwise designated, all amounts are in U.S. dollars. Additional details may be found in the MD&A and Financials filed on SEDAR, on EDGAR, or on the Company’s website at www.atna.com.

Second Quarter 2014:

Financial Results

•	Cash provided by operating activities in Second Quarter 2014 totaled $1.4 million. An operating loss of $1.5 million and a net, after-tax loss of $3.0 million, ($0.02) per weighted average share, were recognized.
•	The Company had net working capital (current assets less current liabilities) of $11.5 million and cash of $0.7 million at June 30, 2014.

Operating Results

•	Revenues totaled $10.8 million in the Second Quarter 2014 on the sale of 8,300 ounces at an average gold price of $1,297 per ounce. Ounces sold increased 7 percent over First Quarter 2014 and 22 percent over Second Quarter 2013. The average selling price increased 4 percent over First Quarter 2014 and decreased 10 percent over Second Quarter 2013.
•	Briggs generated $3.3 million in operating cash flow in the Second Quarter.
•	The average cash cost per ounce at Briggs in Second Quarter 2014 was $1,056(1), a 7 percent reduction relative to the cash cost per ounce of $1,131 (1) in Second Quarter 2013. All-in sustaining cost was $1,215 (1) per ounce for Second Quarter 2014 compared to $1,409 (1) per ounce for Second Quarter 2013, a reduction of 14 percent.
•	Mining started at the Pinson Underground mine in June 2014 with a focus on testing new mine designs and confirming resource modeling parameters, while expecting to generate cash to offset care-and-maintenance costs.
•	As of July 31, 2014, two ore shipments totaling over 1,500 tons were made to the oxide plant at Newmont’s Twin Creeks mill. Pinson Underground is currently being mined by one crew operating on a four-day, 10-hour per day schedule.
•	A new resource model and mine plan for Pinson Underground is being finalized and will be used as a basis for future production forecasts. The Company intends to combine the Pinson Mag open pit study with the underground study, into a single NI 43-101 compliant report for release sometime in the Third Quarter.

(1)	Non-GAAP Financial Measures. Details may be found in the MD&A and Financials filed on SEDAR, or on EDGAR

Conference Call

Management will host a conference call on Wednesday, August 6, 2014, at 11:00a.m. Eastern time, to discuss these results and general corporate and project activities. Participants in the U.S. and Canada dial (877) 559-1977; International callers dial (660) 422-4979. Please reference conference ID # 84486490.

A replay of the second quarter earnings and operations call will be available through 8:00p.m Eastern on Thursday August 7, 2014, by dialing (855) 859-2056 or (404) 537-3406, reference conference ID # 84486490.

For additional information on Atna, its mining, development and exploration projects, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2013 Form 20-F dated March 14, 2014.

Cautionary Note to U.S. Investors --- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464

Valerie Kimball, Investor Relations - toll free (877) 692-8182

www.atna.com

ATNA RESOURCES LTD. AND SUBSIDIARIES

SUMMARIZED CONSOLIDATED FINANCIAL INFORMATION

(US dollars, IFRS basis)

(Unaudited)

	June 30,	December 31,
BALANCE SHEETS	2014	2013

ASSETS
Current assets	$22,359,800	$20,296,500
Non-current assets	89,373,500	91,980,800

Total assets	111,733,300	112,277,300

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	10,829,500	27,336,300
Notes payable - long term	23,169,200	1,430,400
Other non-current liabilities	5,812,200	7,000,600
Shareholders' equity	71,922,400	76,510,000

Total liabilities and shareholders’ equity	$111,733,300	$112,277,300

	Three Months Ended		Six Months Ended
	June 30,		June 30,
STATEMENTS OF OPERATIONS	2014	2013	2014	2013

Revenues	$10,810,900	$9,784,200	$20,607,700	$22,305,600
Cost of sales	10,685,100	10,664,000	20,856,600	20,782,600
General and administrative	1,079,300	1,174,400	2,166,100	2,512,300
Exploration	236,800	134,000	528,200	365,800
Property maintenance expense	339,000	70,000	592,700	146,300
Recovery of prior impairment	-	-	(75,500)	-
Other expenses (income), net	1,518,900	(489,800)	444,200	(644,700)
Income tax recovery	-	669,900	-	576,400
Net loss	(3,048,200)	(1,098,500)	(3,904,600)	(280,300)

Comprehensive (loss) income	(3,052,100)	(496,000)	(5,374,200)	626,600

Basic and diluted loss per share	$(0.02)	$(0.01)	$(0.02)	$(0.00)

Basic weighted-average shares outstanding	190,718,006	145,815,706	190,444,808	145,491,231

STATEMENTS OF CASH FLOWS

Cash and cash equivalents, beginning of the period	$1,777,400	$5,853,700	$789,900	$19,342,900
Net cash provided by (used in) operating activities	1,425,200	3,494,900	(2,286,000)	6,899,000
Net cash used in investing activities	(1,399,000)	(5,433,100)	(1,603,500)	(18,147,500)
Net cash (used in) provided by financing activities	(1,118,300)	(1,804,100)	3,787,400	(5,856,400)
Effect of exchange rate changes on cash	(600)	(9,800)	(3,100)	(136,400)

Cash and cash equivalents, end of the period	$684,700	$2,101,600	$684,700	$2,101,600